Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

					Ten Months Ended	Two Months Ended	Nine Months Ended
					October 31,	December 31,	September 30,

	1998	1999	2000	2001	2002	2002	2002	2003

(Loss) income from continuing operations before income tax	$(253,662)	$(497,964)	$(290,122)	$(2,378,590)	$1,983,505	$27,350	(420,637)	107,504
Add:
Fixed charges	134,164	193,904	333,031	352,216	170,435	13,302	166,119	64,472
Amortization of capitalized interest	1,834	4,471	7,313	12,654	3,716	743	3,254	4,869
Less:
Interest capitalized	23,800	10,400	26,513	42,927	8,239	971	7,461	4,958
Equity in (losses) gains of unconsolidated affiliates	(6,362)	(9,270)	(33,328)	9,640	—	—	—	—
Losses attributable to minority interests	17,131	19,314	6,504	—	—	—	—	—

Earnings as adjusted	$(152,233)	$(320,033)	$50,533	$(2,066,287)	$2,149,417	$40,424	$(258,725)	$171,887

Preferred stock dividends:	—	—	61,334	—	—	—	—	—
Effective income tax (benefit) provision rate	—	—	100%	—	—	—	—	—

Preferred stock dividends on pretax basis	—	—	61,334	—	—	—	—	—
Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$106,824	$179,604	$237,743	$297,228	$151,579	$10,469	148,977	49,207
Interest capitalized	23,800	10,400	26,513	42,927	8,239	971	7,461	4,958
Portion of rent expense representative of interest (30%)	3,540	3,900	7,441	12,061	10,617	1,862	9,681	10,307

Fixed charges	$134,164	$193,904	$333,031	$352,216	$170,435	$13,302	$166,119	$64,472

Ratio of earnings to fixed charges	(1.13)	(1.65)	0.15	(5.87)	12.61	3.04	(1.56)	2.67

Deficiency of earnings to cover fixed charges	$286,397	$513,937	$—	$2,418,503	$—	$—	$424,844	$—